Partners (admitted in Hong Kong)	26th Floor, Gloucester Tower
Justin M. Dolling(4)	The Landmark
David Patrick Eich(1),(3),(4)	15 Queen’s Road Central
Douglas S. Murning(4)	Hong Kong
Nicholas A. Norris(4)
John A. Otoshi(2)	Telephone:+852 3761 3300
Jesse D. Sheley(1)	Facsimile:+852 3761 3301
Dominic W.L. Tsun(2),(4)
Li Chien Wong	www.kirkland.com
David Yun(4),(5)

Registered Foreign Lawyers
Pierre-Luc Arsenault(2)
Christopher Braunack(4)
Albert S. Cho(2)
Michel Debolt(2)
Angela Russo(1)
Benjamin Su(2)
Ashley Young(4)
David Zhang(2)	September 20, 2012
Fan Zhang(1)

VIA EDGAR AND EMAIL

Barbara C. Jacobs, Assistant Director
Mark P. Shuman, Branch Chief - Legal
Matthew Crispino, Staff Attorney

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               China Mobile Games and Entertainment Group Limited

Dear Ms. Jacobs, Mr. Shuman and Mr. Crispino:

On behalf of our client, China Mobile Games and Entertainment Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company” or “CMGE”), we set forth below the Company’s responses to the oral comments received on September 20, 2012 from the staff of the Securities and Exchange Commission. For ease of reference, we have set forth the staff’s comments with the Company’s responses below.

We wish to thank you and other members of the staff for your time discussing these issues and for your review of the enclosed letter.

1.                                      Does the equity pledge secure only the equity of Guangzhou Yingzheng Information Technology Co., Ltd. (the “VIE”) or its assets as well? If not, is there another mechanism for securing the assets of the VIE?

In response to the Staff’s comment, under the PRC law, the equity pledge only provides equity interest as security and does not provide assets as security in the event of a breach of the VIE contracts, which include the Exclusive Technology Services and Market Promotion Agreement, Loan Agreement and Option Agreement, for any reason.

(1) Admitted in the State of Illinois

(2) Admitted in the State of New York

(3) Admitted in the State of Wisconsin

(4) Admitted in England and Wales

(5) Admitted in New South Wales (Australia)

Chicago	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Despite that the pledge is one of equity and not assets, there are other mechanisms to safeguard the assets in the VIE under the VIE contracts. (i) As the VIE is in the mobile online industry, the licenses relating to the business are the most valuable assets of the VIE.  However, under the PRC law, such licenses are not transferable by agreement between companies.  (ii) Pursuant to Section 3 of the Supplementary Agreement dated August 23, 2011, any funds received by the VIE shareholders or any persons designated by the VIE from the VIE shall be remitted in full to Guangzhou Yitongtianxia Software Development Co., Ltd. (the “WFOE”).  (iii) The ownership of the VIE’s assets is safeguarded by the undertakings against disposal of the VIE assets as provided in Sections 8.1(2) and 8.1(8) of the Exclusive Technology Services and Market Promotion Agreement. Therefore, pursuant to the Equity Pledge Agreement, in the event of a breach, the WFOE has the right to enforce the equity pledge by causing it to take over the equity interest in the VIE or receive any proceeds from the sale of the interests by the VIE shareholders.

2.                                      Can CMGE terminate the general manager of the VIE and what is the process for doing so?

CMGE can terminate the general manager of the VIE through its wholly-owned subsidiary 3GUU Holding Limited (“3GUU BVI”). Pursuant to Section 1.3 of the Voting Proxy Agreement previously submitted with the Company’s draft registration statement on Form F-1 (the “Registration Statement”) as Exhibit 10.21, the VIE appointed the nominee of WFOE “to act as the legal representative or director or any other officer of [the VIE].” Consequently, WFOE’s nominee can terminate the general manager of the VIE and appoint a new general manager. WFOE assigned this right to its nominee, 3GUU BVI, pursuant to an agreement dated December 16, 2011.

The process for terminating the general manager would involve CMGE passing a board resolution by a majority vote instructing 3GUU BVI to terminate the general manager of the VIE. 3GUU BVI would then pass a resolution terminating the general manager of the VIE. This resolution would be implemented on the VIE level by 3GUU BVI. There are no regulatory or contractual restrictions or approvals required in order to terminate the general manager.

CMGE may also decide that they do not need to terminate the general manager of the VIE and instead rely upon the fact that any decisions made locally by the general manager can be overruled by the board of CMGE.

3.                                      On page 2 of Appendix A to CMGE’s September 20 response letter, in the far right column it states: “Head of business Segment presents the reason for hiring new manager/firing particular manager to CEO.” What does that mean and the CEO of what entity does that refer to?

As disclosed in the Registration Statement, the Company runs its business through three business segments, namely, feature phone games, smartphone games and handset design. The heads of these business segments are appointed by the board of directors of the Company and the board has authority to terminate these segment heads. Local managers are subordinate to segment heads, and the segment heads propose to the chief executive officer of the Company, who has the final decision making authority, that local managers be hired or terminated.

*              *              *

If you have any questions regarding any of our above responses, please give me a call at +852 3761 3318 (work) or +852 9124 8324 (cell) or Benjamin Su at +852 3761 3306 (work) or +852 9881 9371 (cell).

Thank you for your time and attention.

Very truly yours,

David T. Zhang
of Kirkland & Ellis International LLP

cc:                                 Hendrick Sin, Director, China Mobile Games and Entertainment Group Limited
Ken Chang, China Mobile Games and Entertainment Group Limited
Benjamin Su, Esq., Kirkland & Ellis International LLP
Ringo Choi, Partner, Ernst & Young Hua Ming LLP